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                                                                EXHIBIT (a)(2)




                        DAVIDSON INCOME REAL ESTATE, L.P.

                                December 15, 1998



Dear Limited Partner:

         The Managing General Partner has been advised that Cooper River Properties, L.L.C. ("Cooper River"), which is an affiliate of the Managing General Partner, has reduced its purchase price and now seeks to purchase up to 9,000 Units for $324 per Unit (the "Offer").

         Due to the affiliation between the Managing General Partner of the Partnership and Cooper River, the Managing General Partner is subject to certain conflicts of interest in connection with the response to the Offer. As a result, the Partnership and the Managing General Partner are remaining neutral as to whether Limited Partners should tender their Units in response to the Offer.

                                   Sincerely,



                                   Davidson Income Real Estate, L.P.